EXHIBIT 99.1

Burcon Announces Details of Completed Rights Offering

VANCOUVER, British Columbia, Feb. 19, 2018 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation (TSX:BU) (NASDAQ:BUR) ("Burcon") is pleased to announce that, further to its press release dated February 14, 2018 with respect to the completion of Burcon's rights offering (the "Rights Offering"),  Burcon has issued 6,114,361 Common shares of Burcon ("Common Shares") at a price of $0.57 per share for aggregate gross proceeds to Burcon of $3,485,186 under the Rights Offering.

Total subscriptions, including those exercised pursuant to the additional subscription privilege, represented 64.7% of the Common Shares available under the Rights Offering.

A total of 4,676,627 Common Shares were issued pursuant to the basic subscription privilege of the Rights Offering.  Of these, 2,371,724 Common Shares were issued to insiders of Burcon and 2,304,903 Common Shares were issued to all other persons.  A total of 1,437,734 Common Shares were issued pursuant to the additional subscription privilege of the Rights Offering.  Of these, 70,000 Common Shares were issued to insiders of Burcon and 1,367,734 Common Shares were issued to all other persons.  Following completion of the Rights Offering, Burcon has 43,941,536 Common Shares issued and outstanding.

To the knowledge of Burcon, after reasonably inquiry, no persons became an insider of Burcon from the distribution under the Rights Offering.

Allan Yap, Burcon's Chairman of the Board and Chief Executive Officer, acted as guarantor of the Rights Offering, having agreed to purchase from Burcon such number of Common Shares available to be purchased, but not otherwise subscribed for, that would result in 4,728,397 Common Shares being issued under the Rights Offering (the "Standby Commitment"), being up to 50% of the Rights Offering.  As 64.7% of the Rights Offering was subscribed to, Allan Yap was not required to fulfill his obligations under the Standby Commitment.

As compensation for providing the Standby Commitment, Allan Yap received non-transferable Common Share purchase warrants (the "Standby Warrants") entitling Mr. Yap to acquire up to 1,182,099 Common Shares.  The exercise price under the Standby Warrants is $0.69 per Common Share, and the Standby Warrants will expire two years after issuance.  In accordance with the policies of the Toronto Stock Exchange, the issuance of the Standby Warrants to Allan Yap is subject to shareholder approval, which will be sought at Burcon's next annual meeting, which is expected to be held in September 2018.

The estimated net proceeds of the Rights Offering will be used to fund the Company's ongoing and expanded research and development program, further strengthen and expand its intellectual property portfolio and for general working capital. The Company's research and development will be focused on its Peazazz® pea protein extraction and purification technology. Burcon will continue its discussions with a select group of potential strategic partners to commercialize Peazazz®.  Research and development work, ranging from applications work to shelf-life testing, is and will continue to be undertaken to provide samples to these parties for potential market applications for Peazazz®.  Burcon has designed and built a large-scale pilot production facility, complete with an analytical laboratory, for the development and small-scale production of proteins from various plant sources.  The research work is primarily undertaken by our technical team at this facility, with research and development contracted out as necessary.

About Burcon NutraScience Corporation

Burcon is a leader in developing technologies for the production of valuable plant-sourced ingredients for use in food, nutrition, wellness and supplement products. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology.  Burcon’s CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems and excellent solubility and exceptionally clean flavor at any pH; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein® and Nutratein® are canola protein isolates with unique functional and nutritional attributes.  Burcon is also conducting research to develop extraction and isolation processes for the production of purified cannabinoid extracts from cannabis and other organic source materials.  For more information about the company, visit www.burcon.ca.

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward- looking statements or forward-looking information can be identified by words such as “anticipate,” “intend,” “plan,” “goal,” “project,” “estimate,” “expect,” “believe”, “future,” “likely,” “may,” “should,” “could”, “will” and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding the receipt of shareholder approval for the Standby Warrants and other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon’s plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled “Risk Factors” in Burcon’s annual information form dated June 21, 2017 filed with the Canadian securities administrators on www.sedar.com and contained in Burcon’s 20-F filed with the U.S. Securities and Exchange Commission on www.sec.gov. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should not rely on such statements.

CLARISOY is a trademark of Archer Daniels Midland Company.

Media & Industry Contact:

Paul Lam
Manager, Business Development
Burcon NutraScience Corporation
Tel (604) 733-0896, Toll-free (888) 408-7960
plam@burcon.ca  www.burcon.ca